JBI, Inc. 20 Iroquois St. Niagara Falls, NY 14303 Phone: 716-278-0015 Fax: 716-278-0153

October 16, 2013

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549
Attention:  Brian Cascio, Accounting Branch Chief

   Re:      JBI, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 15, 2013
               Form 10-Q for the Quarterly Period Ended June 30, 2013
               Filed August 14, 2013
               File No. 001-52444

Dear Mr. Cascio:

JBI, Inc., a Nevada corporation (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 18, 2013 (the “Comment Letter”) to the Company, with respect to the filings referenced above.  We hereby file via EDGAR our response to the Comment Letter.  The text of the Staff's comments is set forth in italics below, followed by the responses of the Company.  Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in Company’s Annual Report on Form 10-K for the year ended December 31, 2012, as amended (the “Form 10-K”).

Form 10-K/A for the Fiscal Year ended December 31, 2012

Liquidity and Capital Resources, page 43

1.
We see that financial statements have been prepared on a going concern basis. In addition, we see that you have $3.9 million in cash at December 21, 2012. In future filings, as required Item 303(a)(1) of Regulation S-K, please include a discussion of prospective information regarding the registrant's short and long-term sources of, and needs for, capital. Please also include a discussion of your plan of operations. Refer to Financial Reporting Release No. 33-6835.

RESPONSE:

We acknowledge the Staff’s comment and in future filings we will include a discussion of prospective information regarding the Company’s short and long-term sources of, and needs for, capital. We will also include a discussion of the Company’s plans for operations.

JBI, Inc. 20 Iroquois St. Niagara Falls, NY 14303 Phone: 716-278-0015 Fax: 716-278-0153

Critical Accounting Policies

Asset Retirement Obligations, page 45

2.
In future filings, please disclose how you determine the fair value of asset retirement obligations. Please also disclose how you determine when you have the ability to make a reasonable estimate of the fair value of an asset retirement obligation. Refer to FASB ASC 410-20.

RESPONSE:

We acknowledge the Staff’s comment and in future filings we will disclose how we determine the fair value of asset retirement obligations, and how we determine when we have the ability to make a reasonable estimate of the fair value of an asset retirement obligation.

Financial Statements

Note 11-Stockholders' Equity, page F-20

3.
We note from page F-23 that between December 30, 2011 and January 6, 2012 you entered into separate Subscription Agreement with 13 investors (the Purchasers) in connection with a private placement of units consisting of one share of common stock and a warrant for $2.00. Please clarify to us how you accounted for the issuance of the units, including how you allocated the proceeds between the common stock and the warrants, citing applicable U.S. GAAP. Please include applicable revised disclosure in future filings.

RESPONSE:

The subscription agreements entered into with the purchasers (the “Purchasers”) between December 30, 2011 and January 6, 2012 consisted of several components which we analyzed to determine proper treatment of the proceeds received. Each unit sold pursuant to the subscription agreement consisted of one share of common stock and a common stock warrant (the “Warrants”) to purchase one half of the number of shares of the common stock purchased in the offering.  The exercise price under the Warrant for each share of common stock was $2.00. In addition, under Section 5.5 of the subscription agreement, the Purchasers were contractually provided with a price protection clause in which all of the Purchasers would be “made whole” should the Company consummate another private placement with an offering price of less than $1.00 per share (the “Make Whole Provision”). Under the Make Whole Provision, the Company had an obligation to issue additional shares of common stock to Purchasers of its common stock in the private placement such that the Purchasers would receive, in total, the number of shares that such Purchaser’s original investment would have purchased at the new, lower offering price.

JBI, Inc. 20 Iroquois St. Niagara Falls, NY 14303 Phone: 716-278-0015 Fax: 716-278-0153

In assessing the classification of the Make Whole Provision under ASC 815-15, we concluded that the Make Whole Provision constituted an embedded derivative and not a free standing financial instrument under ASC 815-10-15-5. We further concluded that the definition of an embedded derivative was met since the Purchasers of these units would receive additional shares for no additional investment and, as such, the value of the exchange required by the contract is affected by this potential benefit (ASC 815-15-20).

We also assessed the instrument under ASC 815-15-25-1 to determine whether the Make Whole Provision would require separation from the host contract (i.e. the subscription agreement) and accounted for as a derivative instrument pursuant to ASC 815-10, and concluded that the Make Whole Provision met the criteria to be separated from the host. We concluded that under ASC 815-10-25-1, the Make Whole Provision must be classified as a liability.

A third party valuation firm was engaged to provide the fair value calculation for the Make Whole Provision, as well as the calculation of the value of the Warrants using the Binomial Lattice Model. We determined the Warrants must be classified within Stockholders’ Equity per ASC 815-40-25-1 through 25-4, as the Warrants were to be settled in shares of the Company’s common stock.

In reliance on the third party valuation firm’s report, management allocated the proceeds to the Warrants, Make Whole Provision, and the common shares based on ASC 815-15-30-2. The value of the warrants was determined to be $1,744,710, and the fair value of the Make Whole Provision was $1,214,455. As the total proceeds were $3,421,000, the residual proceeds of $461,835 were then allocated to the shares of common stock included in the units.

In future applicable filings, we will disclose the methods and significant assumptions used to account for these instruments.

JBI, Inc. 20 Iroquois St. Niagara Falls, NY 14303 Phone: 716-278-0015 Fax: 716-278-0153

4.
We see that you issued stock for services during 2011 and 2012. Please revise future filings to disclose how you valued the stock issued. We refer you to FASB ASC 505-50- 30 which states that based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued.

RESPONSE:

We acknowledge the Staff’s request and in future filings the Company will disclose how the stock issued was valued. During 2011 and 2012, the Company valued the stock issued based on the fair value of the equity instruments issued.

Item 9A. Controls And Procedures, page 51

Management's Report on Internal Control Over Financial Reporting, page 51

5.
We note the discussion that there was a material weakness in your internal controls but we do not see the statement required by Item 308(a)(3) indicating whether or not internal control over financial reporting was effective as of the end of your most recent fiscal year. Please amend your filing to provide the required conclusion.

RESPONSE:

In response to this comment, the Company will amend its Annual Report on Form 10-K for the year ended December 31, 2012 (once the Staff confirms it has no further comments requiring amendment) to provide the requested disclosure.  Set forth below is the pertinent part of the  Company’s proposed additional disclosure to Item 9A required by Item 308(a)(3) which indicates that the Company’s  internal control over financial reporting was not effective as of the end of the fiscal year covered by the report.

“Based on this assessment, management, including our principal executive officer and our principle financial officer, concluded that the Company’s internal controls over financial reporting were ineffective as of December 31, 2012 due to the material weakness discussed below.”

JBI, Inc. 20 Iroquois St. Niagara Falls, NY 14303 Phone: 716-278-0015 Fax: 716-278-0153

Form 10-Q for the Quarterly Period Ended June 30, 2013 Condensed Consolidated Financial Statements

6.
We reference the discussion of related party transactions and balances in Note 15 of the Form 10-K for the year ended December 31, 2012. Please tell us whether you had any transactions with related parties during the interim period, including any sales to customers considered to be related parties. Please quantify for us the amounts of any such sales recorded in the 2013 year to date period, as well as in the years ended December 31, 2012 and 2011, respectively.

RESPONSE:

The Company did not have any transactions with any related parties in the interim period, including any sales to customers considered to be related parties.

This fact was disclosed in the MD&A of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013.

Note 18. Subsequent event, page 21

7.
We see that on August 8, 2013, you entered a stipulation agreement in potential settlement of the previously reported class action lawsuit under which you would agree to issue shares of its common stock that will comprise a settlement fund. Please provide us with your analysis of FASB ASC 450-20-25 and ASC 855-10-55 in determining the appropriate timing and accounting treatment for the proposed settlement.

RESPONSE:

We analyzed the loss contingency based on the stipulations set forth in ASC 450-20-25-2 in order to determine the appropriate timing and accounting treatment for the proposed settlement. As per ASC 450-20-25-2, the first condition to be met is that information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. There were several uncertainties surrounding the stipulation agreement that led to the Company’s conclusion that it was less than probable that a liability had been incurred at the date of the financial statements. As of the date of the financial statements, the stipulation agreement was still subject to preliminary approval from the court, objections of the potential class members, and final approval of the court.

JBI, Inc. 20 Iroquois St. Niagara Falls, NY 14303 Phone: 716-278-0015 Fax: 716-278-0153

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the subject filings.  We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the subject filings do not foreclose the Commission from taking any action with respect to subject filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Nicholas Terranova
Nicholas Terranova
Chief Financial Officer